Contact:	Craig Bald	NEWS RELEASE
	(262) 369-8163	For Immediate Release

THE MIDDLETON DOLL COMPANY ANNOUNCES
FINAL RESULTS OF SELF-TENDER OFFER

        Hartland, Wisconsin, December 28, 2006 – The Middleton Doll Company (OTCBB: DOLL.OB) announced today the final results of its tender offer to repurchase shares of its Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (preferred stock). The tender offer expired at 5:00 p.m., Eastern time, on Tuesday, December 19, 2006 (expiration date).

        Based on the final count by LaSalle Bank National Association, the depositary for the tender offer, 348,538 shares of preferred stock were properly tendered and not withdrawn. This number is in excess of the 246,154 shares the company had offered to purchase. The company has elected to exercise its right to purchase up to an additional 13,483 of the shares tendered in the offer. In the aggregate, the company will purchase 259,574 shares of preferred stock (as adjusted to avoid purchases of fractional shares) pursuant to the tender offer.

        Pursuant to the tender offer, the company will first purchase shares of preferred stock from all holders of “odd lots” of less than 100 shares who properly tendered all of their shares before the expiration date. The number of shares that will be purchased pursuant to this odd lot priority is 14,781. The company will then purchase shares of preferred stock from all other shareholders who properly tendered their shares before the expiration date, on a pro rata basis. Proration for each shareholder tendering shares, other than odd lot holders, is based on the ratio of the aggregate number of shares of preferred stock to be purchased pursuant to the tender offer other than odd lot shares and prior to any adjustments to avoid purchases of fractional shares (244,856 shares) to the aggregate number of shares of preferred stock properly tendered by all shareholders other than odd lot holders (333,757 shares). Based on the final count by the depositary, the proration factor for the tender offer is 0.7336. All shares purchased pursuant to the tender offer will be purchased at $16.25 per share. The company expects that payment of all shares purchased will be made on December 28, 2006.

        The tender offer, which began on November 20, 2006, was conducted by the company to redeem shares of preferred stock in advance of July 1, 2008, when the company will be obligated to redeem all of its then outstanding preferred stock. Under the terms of the tender offer, the company offered to purchase up to 246,154 shares of its preferred stock at a price of $16.25 per share (with the ability to purchase up to an additional 2% of the outstanding shares, as desired). Based on the final results, the value of the 259,574 shares to be purchased will be $4,218,077.50. The final number of shares to be purchased represents 38.5 percent of the company’s 674,191 shares of preferred stock outstanding on December 19, 2006.

        Any questions with regard to the tender offer may be directed to Georgeson Inc., the information agent, at 866-233-7772.

        The company may, in the future, purchase additional shares of its preferred stock, although the company and its affiliates are prohibited from purchasing shares until at least ten business days after December 19, 2006.

        The Middleton Doll Company currently operates in two segments, consumer products and financial services. The company’s consumer products segment is comprised of Lee Middleton Original Dolls, Inc., a designer and marketer of lifelike collectible and play dolls, and License Products, Inc., a designer and marketer of clocks and home decor products that are sold to major national retailers. The company’s financial services segment is comprised primarily of the lending and real estate leasing business of its former subsidiary, Bando McGlocklin Small Business Lending Corporation, now owned by Lee Middleton Original Dolls. Beginning on January 4, 2006, the financial services segment began selling substantially all of its loans, loan participations and leased real estate properties. The company does not intend to continue in the financial services segment after the financial services segment’s assets are sold.

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should,” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the company undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of the company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include: the proceeds to be generated upon the sale of real properties of the financial services segment, which depends upon a variety of factors, such as competition, real estate conditions, interest rates and availability of tenants.

The Middleton Doll Company news releases
are available on-line 24 hours a day at:
http://www.middletondollcompany.com

2